Exhibit 99.7

CHENGHE ACQUISITION III CO.

Recovery of Erroneously Awarded Compensation Policy

Chenghe Acquisition III Co. (the “Company”) has adopted this Recovery of Erroneously Awarded Compensation Policy (this “Recovery Policy”) to set forth the procedures for the identification, review, and recovery of erroneously awarded incentive-based compensation involving the Company and any “Executive Officer” (as defined below).

Definitions. Unless the context otherwise requires, the following definitions shall apply for this Recovery Policy.

Executive Officer. The term “Executive Officer” shall include the Company’s chief executive officer, chairman of the board of director, chief financial officer of the Company in charge of a principal business unit, division, or sales, any other officer who performs a significant policy-making function. Identification of an executive officer would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b) and who would be otherwise named within the Company’s annual proxy filing.

Financial reporting measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the issuer’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Commission.

Incentive-based compensation. Incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

Accounting restatement. An accounting restatement results in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under relevant securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Received. Incentive-based compensation is deemed received in the issuer’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

Recovery of Erroneously Awarded Compensation

It is the intention of the Company through this Recovery Policy that the Company will take all available steps to recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement. the Company’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.

Application of This Policy

This Recovery Policy shall apply to all incentive-based compensation received by a person:

1.	After beginning service as an executive officer;

2.	Who served as an executive officer at any time during the performance period for that incentive-based compensation;

3.	While the Company has a class of securities listed on the Nasdaq Global Market (“Exchange”);

4.	During the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement within or immediately following those three completed fiscal years.

Relevant Recovery Period

For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement is the earlier to occur of:

1.	The date the Company’s board of directors, a committee of the board of directors, or the officer or officers of the issuer authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or

2.	The date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

Requirement for Recovery

The Company must recover erroneously awarded compensation in compliance with its recovery policy unless the Company’s compensation committee responsible for executive compensation decisions has made a determination that recovery would be impracticable to the extent that one or more of the following conditions are met:

1.	The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. the Company will make a reasonable attempt to recover such erroneously awarded compensation before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

2.	Recovery would violate home country law where that law was adopted prior to November 28, 2022. the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, and must provide such opinion to the Exchange.

3.	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Amounts Required to be Recovered

The amount of incentive-based compensation subject to the Company’s recovery policy (“erroneously awarded compensation”) is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

1.	The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and

2.	The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

Compliance and Disclosure

The Company must file all disclosures with respect to such Recovery Policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the applicable Commission filings.

Review and Approval

This policy shall be approved by the compensation committee and reviewed periodically to ensure compliance with applicable Exchange laws.